John R. Sult Senior Vice President, Chief Financial Officer and Controller

August 28, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    El Paso Natural Gas Company
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009
File No. 001-02700

Dear Mr. Owings:

We received your letter dated August 14, 2009, commenting on the above referenced document.  Below are the comments contained in your letter followed by our responses:

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of…page 14

    1.  We note your response to comment one in our letter dated June 26, 2009 and have the following additional comments:

●
We note from your response that your measure titled EBIT excludes discontinued operations.  Therefore, we do not believe that your definition of EBIT is consistent with Question 14 of our Non-GAAP FAQ, and we continue to believe that you should revise the title of this measure to clearly identify the earnings measure being used.

●
We understand from your response that you disclose this measure because your parent company, El Paso Corporation, uses this measure to evaluate the performance of its segments under SFAS 131, and you believe it is useful to investors to provide them with the same measure used by your parent company to evaluate your performance.  Please revise your disclosures on page 16 to provide this explanation to your readers, as your current explanation for why you disclose this measure appears overly broad.

●	Please also apply the above comments to your affiliate registrant, Colorado Interstate Gas Company, and any other affiliate registrants to which these comments are applicable.

 Response
 In future filings, we will:

●
Revise our definition of EBIT to be consistent with Question 14 of the Non-GAAP FAQ. The revision of our definition of EBIT will have no impact on previously reported information since there were no discontinued operations in any of the periods presented;

●
Revise our disclosures to enhance our explanation of our use of EBIT by adding that we believe it is useful to investors to provide them with the same measure used by our parent company to evaluate our performance; and

●	Revise the disclosures of our affiliate registrants accordingly to reflect the items in the previous two bullets.

Controls and Procedures, page 43

Evaluation of Disclosure Controls and Procedures, page 43

    2.  We reviewed your response to comment six in our letter dated June 26, 2009 and reissue this comment.  In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or simply state, if true, that such officers concluded that your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.

Response
In future filings we will revise the conclusion of our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures to either encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or state that our principal executive and financial officers concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report.

In connection with providing these responses, we acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter or need further information to assist you in our review, please contact me at (713) 420-5700.

Sincerely,

    /s/ John R. Sult
John R. Sult
Senior Vice President, Chief
Financial Officer and Controller